September 10, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Marina Biotech, Inc. formerly MDRNA, Inc.

Form 10-K for fiscal year ended December 31, 2009 (the “Form 10-K”)

Form 10-Q for quarter ended March 31, 2010 (the “Form 10-Q”)

File No. 000-13789

Dear Mr. Rosenberg:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 28, 2010 to J. Michael French, our President and Chief Executive Officer (the “Original Comment Letter”), with respect to the Form 10-K and the Form 10-Q, which Original Comment Letter was supplemented by the comments of the Staff as set forth in your letters dated August 5, 2010 (the “Second Comment Letter”) and August 30, 2010 (“Third Comment Letter”) .

The response and supplementary information set forth below have been organized in the same manner in which the staff’s comments and headings were organized in the Third Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

Fair Value Liability for Price Adjustable Warrants, page 32

1.	Refer to your response to prior comment two [in Second Comment Letter]. Please tell us and revise your disclosure to address how you have modified your Black-Scholes-Merton model inputs in order to adjust for the price adjustment features of your warrants, and disclose the basis for your probability weighting adjustments.

Response

As previously added to our disclosure [see First Comment Letter] the primary factor affecting the fair value liability for price adjustable warrants is our stock price. We disclose the weighted average assumptions for the exercise price, stock price, volatility, expected life and risk free

3830 Monte Villa Parkway — Bothell, WA 98021-7266 — Tel: 425.908.3600 — www.marinabio.com interest rate. Certain warrants previously granted require adjustments to the exercise price under the warrant if a financing occurs where the selling share price is lower than the previous exercise price. As of December 31, 2009 there were three separate sets of warrants that were outstanding with each set of warrants having slightly different terms, and a fourth set of warrants were issued in January 2010.

Group #1 – April 2008 warrants representing approximately 43% of the total warrants outstanding at December 31, 2009 that had been repriced to the floor price prior to December 31, 2009. Removal of the floor price was pending a shareholder vote at the 2010 annual shareholder meeting. In the absence of this vote, the exercise price was the floor price and the probability of price adjustment was zero based on the contractual terms of the warrants. Shareholder approval of the removal of the floor price was deemed to be outside of our control.

Group #2 – June 2009 warrants with no price adjustment floor that had been repriced in December 2009 and were repriced again in January 2010.

Group #3 – December 2009 warrants with no price adjustment floor. For these warrants a repricing can only occur on or before December 31, 2010 at which time the adjustment feature is terminated.

Group #4 –January 2010 warrants with a floor price set at 94% of the current exercise price.

Since the exercise price of our warrants in groups 2, 3 and 4 described above is subject to adjustment, we run our Black-Scholes-Merton model with varying assumptions for the exercise price for each warrant, including, if applicable, the floor price. We adjust for the incremental fair value that results from these calculations based on our assessment of the probability that the exercise price will adjust. Our probability assumptions are based on the facts and circumstances that exist as of the reporting date and are based on our assessment of factors such as whether we plan to do a financing in the future which would result in adjustments to the warrant exercise price. Since we have visibility into our financing needs we are reasonably able to estimate the likelihood and scope of any potential price adjustments.

Based upon our calculations, changes in the assumed exercise price of the warrants (based upon reasonable assumptions) had little impact to the incremental fair value of the warrants. In addition, applying a weighted probability factor (based upon reasonable assumptions) did not have a material impact on the incremental fair value of the liability.

We believe there is no need for additional disclosure related to our estimate of the fair value of our warrant liabilities. We believe that the Black-Scholes-Merton model inputs calculated in this manner take into account the unique features of the warrants. We continue to believe that our valuation methodology results in a reasonable estimate of fair value, which we have consistently applied under GAAP as described in ASC 820.

In accordance with the Third Comment Letter request we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3830 Monte Villa Parkway — Bothell, WA 98021-7266 — Tel: 425.908.3600 — www.marinabio.com

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3603.

Sincerely,

/s/ Peter S. Garcia
Peter S. Garcia
Chief Financial Officer

CC:	Kayreen Handley, KPMG LLP

Lawrence Remmel Esq., Pryor Cashman LLP

3830 Monte Villa Parkway — Bothell, WA 98021-7266 — Tel: 425.908.3600 — www.marinabio.com